SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  Schedule 14D-1
                              Tender Offer Statement

                                 (Amendment No. 2)

                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934
                                        and

                                 Amendment No. 12
                                        to
                                   Schedule 13D

                                   Conrail Inc.
                             (Name of Subject Company)

                                  CSX Corporation
                              Green Acquisition Corp.
                                     (Bidders)

                      Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)
                                    208368 10 0
                       (CUSIP Number of Class of Securities)

        Series A ESOP Convertible Junior Preferred Stock, Without Par Value
                          (Title of Class of Securities)

                                   Not Available
                       (CUSIP Number of Class of Securities)

                                   Mark G. Aron
                                  CSX Corporation
                                 One James Center
                               901 East Cary Street
                          Richmond, Virginia  23219-4031
                                  (804) 782-1400
                   (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications on Behalf of Bidder)

                                  With a copy to:

                                 Pamela S. Seymon
                          Wachtell, Lipton, Rosen & Katz
                                51 West 52nd Street
                             New York, New York  10019
                            Telephone:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previ-ously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corpo-ration ("Parent"), to purchase up to an aggregate of 18,344,845 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corpora-tion (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $110.00 per Share, net to the tendering shareholder in cash. Capital-ized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

         ITEM 10.  ADDITIONAL INFORMATION

                   (e) On December 13, 1996, NSC filed a motion for leave to amend its complaint (to which defendants consented on December 17, 1996) to assert the claims (a) that any postponement by the Company of the Pennsylvania Special Meeting scheduled for December 23, 1996 (assuming such postponement was caused by the Company having failed to receive the requisite number of votes for approval) would be a breach of the fidu-ciary duties of the directors of the Company, and (b) that Parent has, in effect, acquired more than 20% of the shares of the Company (within the meaning of the Pennsylvania Control Transaction Law) by virtue of the allegation that shares owned by Parent should be aggregated with shares owned by directors of the Company, and employee benefit plan shares as to which directors of the Company allegedly have the power to direct the vote, and, accordingly, that Parent is obligated to pay "fair value" in cash, to be determined pursuant to the Pennsylvania Control Transaction Law, to all shareholders of the Company other than Parent. At a hearing on December 17, 1996, the Court preliminarily enjoined the Company from failing to con-vene, or postponing or adjoining, the Pennsylvania Special Meeting previously scheduled for December 23, 1996 if the basis for the Company's decision was solely the Company's failure to receive sufficient proxies to assure itself of passage of the Articles Amendment.







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: Executive Vice President
                                                 -- Law and Public Affairs

         Dated:  December 17, 1996







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: General Counsel and
                                                 Secretary

         Dated:  December 17, 1996







                                  EXHIBIT INDEX

         Exhibit No.

         *(a)(1)   Offer to Purchase, dated December 6, 1996.

         *(a)(2)   Letter of Transmittal.

         *(a)(3)   Notice of Guaranteed Delivery.

         *(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         *(a)(5) Letter to Clients for use by Brokers, Dealers, Com-mercial Banks, Trust Companies and Other Nominees.

         *(a)(6) Guidelines for Certification of Taxpayer Identifica-tion Number on Substitute Form W-9.

         *(a)(7) Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment Plan.

         *(a)(8) Text of Press Release issued by Parent and the Com-pany on December 6, 1996.

         *(a)(9)   Form of Summary Advertisement, dated December 6,
                   1996.

         *(a)(10)  Text of Press Release issued by Parent on December 5,
                   1996.

         *(a)(11) Text of Press Release issued by Parent and the Com-pany on December 10, 1996.

         *(a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.

         *(a)(13)  Text of Press Release issued by Parent on December
                   11, 1996.

         *(a)(14) Text of Advertisement published by Parent and the Company on December 12, 1996.

          (b)      Not applicable.

         _____________________
         *  Previously filed.







         *(c)(1) Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Par-ent and Purchaser's Tender Offer Statement on Sched-ule 14D-1, as amended, dated October 16, 1996).

         *(c)(2) Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(3) Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(4) Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and Deposit Guaranty National Bank (incorporated by reference to Exhibit
                   (c)(4) to Parent and Purchaser's Tender Offer State-ment on Schedule 14D-1, as amended, dated October 16,
                   1996).

         *(c)(5) First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

          (d)      Not applicable.

          (e)      Not applicable.

          (f)      Not applicable.








         _____________________
         *  Previously filed.



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